FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 6, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES APPOINTMENT OF CEO

NETANYA, Israel, January 4, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced this evening that following its previous announcement as to the Company's CEO resigning from office, the Company's board of directors has appointed Mr. Avi Gabbay, as the Company's CEO, effective January19, 2020.

Mr. Gabbay held various leadership positions in Israel's politics from 2014 to September 2019, including as the Minister of Environmental Protection, the chairman of the Havoda (labor) Party and a member of the Israeli Parliament, was one of the founders of the Kulanu Party and from 2013 to 2015 also served as the chairman of the board of the Appleseeds non-profit organization. From 1998 to 2013 Gabbay served in various roles in the Bezeq Group, including Bezeq's CEO (2007-2013), Bezeq International (Bezeq's subsidiary)'s CEO (2003-2007), VP Economics and Strategy and VP Human Resources. From 1994 to 1998 Mr. Gabbay served in various positions in the Budget Division of the Israeli Ministry of Finance. Mr. Gabbay holds an MBA and a B.A. in economics, both from the Hebrew university of Jerusalem.

Mr. Ami Erel, the Company's chairman of the board said: "I am confident that Mr. Gabbay with his excellent understanding of the Telecommunications market and leadership is the right man at the right time to lead Cellcom Israel to execute its restructuring plan and take the Company back to profitability. I want to thank Nir Sztern for his years of service to the Company.  I wish him all the success in his future endeavors."

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 6, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary